UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 6, 2005

Commission File Number 1-31731

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

Index to Exhibits

Exhibit	Description

1.	Financial Statements as of December 31, 2004 and March 31, 2005 (Unaudited) and for the Three Months Ended March 31, 2004 and 2005 (Unaudited) - US GAAP

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2005

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Tan Ho Chen
Name:	Tan Ho Chen
Title:	Chairman & CEO

3

Exhibit 1

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2004	March 31
		2005	2005
	NT$	NT$	US$
		(Unaudited)	(Unaudited) (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,283	$33,168	$1,054
Short-term investments	9,115	17,102	544
Trade notes and accounts receivable, net	13,673	11,938	380
Inventories, net	1,439	1,100	35
Prepaid expenses	602	2,753	88
Deferred income taxes	17,283	17,381	552
Other current assets	1,609	2,028	64

Total current assets	73,004	85,470	2,717

INVESTMENTS IN UNCONSOLIDATED COMPANIES	4,035	4,016	128

PROPERTY, PLANT AND EQUIPMENT, NET	311,638	305,002	9,695

INTANGIBLE ASSETS
Deferred pension cost	33,222	33,222	1,056
3G concession	10,179	10,179	323
Patents and computer software, net	207	183	6

Total intangible assets	43,608	43,584	1,385

OTHER ASSETS
Deferred income taxes - non-current	2,444	2,339	74
Other	3,692	3,771	120

Total other assets	6,136	6,110	194

TOTAL	$438,421	$444,182	$14,119

The accompanying notes are an integral part of the financial statements.

	December 31, 2004	March 31
		2005	2005
	NT$	NT$	US$
		(Unaudited)	(Unaudited) (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable	$14,484	$11,324	$360
Income tax payable	5,032	8,108	258
Accrued expenses	14,368	11,571	368
Accrued pension liabilities	44,252	43,546	1,384
Current portion of deferred income	2,633	2,533	81
Current portion of long-term loans	200	200	6
Customers’ deposits	9,262	8,813	280
Other current liabilities	18,966	17,414	553

Total current liabilities	109,197	103,509	3,290

OTHER LIABILITIES
Deferred income, net of current portion	9,778	9,352	297
Long-term loans	500	300	10
Other	203	209	7

Total other liabilities	10,481	9,861	314

Total liabilities	119,678	113,370	3,604

COMMITMENTS AND CONTINGENT LIABILITIES
STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.32) par value; authorized, issued and outstanding - 9,647,724,900 common shares	96,477	96,477	3,067
Capital surplus	136,362	136,363	4,334
Retained earnings	85,909	97,977	3,114
Cumulative translation adjustments	(5)	(5)	—

Total stockholders’ equity	318,743	330,812	10,515

TOTAL	$438,421	$444,182	$14,119

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended March 31
	2004	2005	2005
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
SERVICE REVENUES	$45,628	$44,547	$1,416

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	14,491	14,321	455
Marketing, excluding depreciation and amortization	4,607	4,362	139
General and administrative, excluding depreciation and amortization	691	688	22
Research and development, excluding depreciation and amortization	598	599	19
Depreciation and amortization - cost of services	9,612	9,570	304
Depreciation and amortization - operating expense	591	606	19

Total operating costs and expenses	30,590	30,146	958

INCOME FROM OPERATIONS	15,038	14,401	458

OTHER INCOME
Interest	33	82	3
Equity in net income of unconsolidated companies	5	—	—
Other income	578	760	24

Total other income	616	842	27

OTHER EXPENSES
Equity in net loss of unconsolidated companies	—	19	1
Other expense	47	61	2

Total other expenses	47	80	3

INCOME BEFORE INCOME TAX	15,607	15,163	482
INCOME TAX	2,676	3,095	98

NET INCOME	$12,931	$12,068	$384

NET INCOME PER SHARE	$1.34	$1.25	$0.04

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER PRO FORMA EQUIVALENT ADS	$13.40	$12.51	$0.40

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	964,772,490	964,772,490	964,772,490

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Three Months Ended March 31
	2004	2005	2005
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,931	$12,068	$384
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	471	217	7
Depreciation and amortization	10,203	10,176	323
Net unrealized gain on short-term investment	—	(35)	(1)
Gain on sale of short-term investment	—	(12)	—
Net loss on disposal of scrap inventories and property, plant and equipment	8	25	1
Equity in net loss (net income) of unconsolidated companies	(5)	19	1
Stock compensation expenses for shares issued to employee at a discount	162	—	—
Deferred income taxes	63	7	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(113)	1,520	48
Inventories	(802)	299	9
Prepaid expenses	(2,650)	(2,151)	(68)
Other current assets	(69)	(421)	(13)
Other assets	1,010	(101)	(4)
Increase (decrease) in:
Trade notes and accounts payable	436	(3,120)	(99)
Income tax payable	2,608	3,076	98
Accrued expenses	(2,785)	(2,797)	(89)
Customers’ deposits	(669)	(449)	(14)
Other current liabilities	(486)	207	6
Accrued pension liabilities	531	(706)	(23)
Deferred income	(664)	(526)	(17)
Other liabilities	(53)	6	—

Net cash provided by operating activities	20,127	17,302	549

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and sale of short-term investments, net	—	(7,940)	(252)
Acquisitions of property, plant and equipment	(5,108)	(5,267)	(168)
Proceeds from disposal of property, plant and equipment	1	—	—
Acquisitions of patents and computer software	(31)	(11)	—

Net cash used in investing activities	(5,138)	(13,218)	(420)

(Continued)

	Three Months Ended March 31
	2004	2005	2005
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term loans	$—	$(200)	$(6)
Additional capital contributed by the government	7	1	—

Net cash used in financing activities	7	(199)	(6)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,996	3,885	123
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,553	29,283	931

CASH AND CASH EQUIVALENTS, END OF PERIOD	$28,549	$33,168	$1,054

SUPPLEMENTAL INFORMATION
Income tax paid	$7	$16	$1

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200	$200	$6

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off and Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares were also sold to its employees at various dates from October 2000 to April 2005. In July, 2003 the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). The MOTC intends to continue to sell the Company’s common shares in the ROC and throughout the process of privatization to the Company’s employees. As of April 15, 2005 the MOTC owns 64.85% shares of the Company.

The Company’s common shares were listed and traded on the Taiwan Stock Exchange and the New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC) and, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations, financial position and cash flows for each period presented. The results for interim periods are not necessarily indicative of results for the full year.

Cash Equivalents

Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term Investments include commercial paper purchased with original maturities greater than 90 days. The Company has classified investments as held to maturity which the Company has the ability to and intends to hold to maturity. Held-to-maturity investments are reported at amortized cost with any realized gains and losses recorded in other income and expense. Investments in mutual funds and real estate investment trust funds are designated as trading and are carried at their fair value with unrealized valuation gains and losses recognized in earnings.

Employee Stock Compensation

In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes and only enters into contracts with highly rated financial institutions

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior period’s awards that are modified, repurchased, or cancelled after June 15, 2005. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2005, which was NT$31.46 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2004	March 31, 2005
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$1,958	$1,797
Negotiable certificate of deposit	8,900	13,300
Commercial paper purchased	18,425	18,071

	$29,283	$33,168

5.	SHORT-TERM INVESTMENTS

	December 31, 2004		March 31, 2005
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Open-end bond mutual fund	$8,901	$1	$11,833	$33
Commercial paper	—	—	5,167	—
Real estate investment trust fund	—	—	102	2
Repurchaseable bond	214	(13)	—	—

	$9,115	$(12)	$17,102	$35

6.	INVESTMENTS IN UNCONSOLIDATED COMPANIES

The investments in unconsolidated companies comprise the following:

	December 31, 2004		March 31, 2005
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
			(Unaudited)
Equity investees:
Chunghwa Investment (“CHI”)	$930	49	$928	49
Taiwan International Standard Electronics (“TISE”)	499	40	482	40

	1,429		1,410

Cost investees:
Taipei Financial Center (“TFC”)	2,530	12	2,530	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,606		2,606

	$4,035		$4,016

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months ended March 31, 2004 and 2005, respectively.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months ended March 31, 2004 and 2005, respectively.

The Company evaluated the investments in TFC, RPTI and Siemens for investment. The investments have no quoted market values and are carried at their original costs which approximate fair value based on the net asset values on the respective companies. Dividends amounted to NT$58 million (unaudited) were declared by Siemens for the three months ended March 31, 2005.

7.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2004	March 31, 2005
	NT$	NT$
		(Unaudited)
The loan from the Common Tunnel Fund	$700	$500
Less: Current portion of long-term loans	200	200

	$500	$300

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal was payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of December 31, 2004 and March 31, 2005, the Company has unused credit lines of approximately NT$190,000 million and NT$170,200 million (unaudited), which are available for short-term and long-term borrowings.

8.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2004 and March 31, 2005, the outstanding ADSs were 110,975 thousand units, which equaled approximately 1,109,749 thousand common shares which represented 11.50% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2004 earnings of the Company have been approved by the board of directors on March 29, 2005 as follows, and are pending for the approval of stockholders:

Amount
NT$
Special reserve	$4
Legal reserve	4,987
Dividends - NT$4.7 per share	45,344

$50,335

The appropriation and distributions of the 2003 earning of the Company have been approved and resolved by the stockholders, for 10% legal reserve of NT$4,850 million, special reserve of NT$1 million and cash dividends of $43,414 million (NT$4.5 per share).

The MOTC, in connection with the privatization plan of the Company, sold shares of stock at discounted prices, to employees at various times from October 2000 to October 31, 2003. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the “holding periods”), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods.

The MOTC, in connection with the compensation of the employees, sold to employees 3,286,907 shares from February 27, 2004 to March 9, 2004, 14,579 shares from May 31, 2004 to June 18, 2004, 382,083 shares from June 30, 2004 to July 6, 2004 and 5,098,515 shares from November 30 to December 8, 2004 for total consideration of NT$33 million, NT$0.1 million, NT$4 million, and NT$50 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold the shares for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$162 million (unaudited) as compensation expense for the shares purchased by employees that were subject to par value for the three months ended March 31, 2004.

From March 31, 2005 to April 8, 2005, the MOTC, in connection with the compensation of the employees, sold to employees 3,681,307 shares at par value for total consideration of NT$37 million (unaudited), and the company has recognized NT$204 million (unaudited) as compensation expense in April, 2005.

9.	PENSION PLAN

Pension costs amounted to NT$1,111 million (unaudited) and NT$1,330 million (unaudited) for the three months ended March 31, 2004 and 2005, respectively. The Company’s contributions to the retirement plan were NT$581 million (unaudited) and NT$2,037 million (unaudited) for the three months ended March 31, 2004 and 2005, respectively.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2005, the Company has remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,370 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$11,241 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

March 31, 2005
NT$
(Unaudited)
Within the following year	$1,194
During the second year	985
During the third year	573
During the fourth year	310
During the fifth year and thereafter	107

$3,169

As of March 31, 2005, the Company had unused letters of credit of NT$7,206 million (unaudited).

The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million was contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

11.	LITIGATION

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

12.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	The derivative financial instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. There were no foreign currency forward exchange contracts outstanding as of March 31, 2005. The net realized exchange loss for the three months ended March 31, 2004 was of NT$22 million (unaudited).

b.	The non-derivative financial instruments are as follows:

	December 31, 2004		March 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$29,283	$29,283	$33,168	$33,168
Short-term investment	9,115	9,115	17,102	17,102
Investments in unconsolidated companies, accounted for using the equity method	1,429	1,767	1,410	1,722
Refundable deposits (included in “other assets - other”)	3,357	3,357	3,417	3,417
Liabilities
Customers’ deposits	9,262	7,771	8,813	7,372
Long-term loans (including current portion of long-term loans)	700	700	500	500

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1)	Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

2)	Short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

3)	Investments in unconsolidated companies are accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

5)	Customers’ deposits. The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

6)	Long-term loans (including current portion). The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the maturity dates of long-term loans.

13.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

•	Local operations - the provision of local telephone services;

•	DLD operations - the provision of domestic long distance call services;

•	ILD operations - the provision of international long distance call services;

•	Cellular operations - the provision of cellular and related services;

•	Paging operation - the provision of paging and related services;

•	Internet and data operation - the provision of Internet access, lease line, and related services;

•	All other operations - the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

As of and for the three months ended March 31, 2004 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$14,739	$3,598	$3,693	$17,498	$89	$12,264	$599	$52,480
Elimination of intersegment amount	(4,009)	(624)	—	(238)	—	(2,446)	—	(7,317)
US GAAP adjustments	408	2	2	60	—	—	(7)	465

Total service revenues from external customers	$11,138	$2,976	$3,695	$17,320	$89	$9,818	$592	$45,628

Operating costs and expenses, excluding depreciation and amortization	$7,708	$1,375	$2,609	$8,141	$85	$5,293	$906	$26,117
Elimination of intersegment amount	(886)	(1,027)	(695)	(3,348)	(17)	(1,278)	(66)	(7,317)
US GAAP adjustments	627	19	31	97	2	275	81	1,132

	$7,449	$367	$1,945	$4,890	$70	$4,290	$921	19,932

Unallocated corporate amount								455

Total operating costs and expenses, excluding depreciation and amortization								$20,387

Depreciation and amortization	$5,007	$228	$156	$1,321	$77	$3,157	$333	$10,279
US GAAP adjustments	(57)	(3)	(2)	(13)	(1)	(25)	—	(101)

	$4,950	$225	$154	$1,308	$76	$3,132	$333	10,178

Unallocated corporate amount								25

Total depreciation and amortization								$10,203

Income from operations	$2,024	$1,995	$928	$8,036	$(73)	$3,814	$(640)	$16,084
Elimination of intersegment amount	(3,123)	403	695	3,110	17	(1,168)	66	—
US GAAP adjustments	(162)	(14)	(27)	(24)	(1)	(250)	(88)	(566)

	$(1,261)	$2,384	$1,596	$11,122	$(57)	$2,396	$(662)	15,518

Unallocated corporate amount								(480)

Total income from operations								$15,038

Segment income before income tax	$1,954	$2,035	$983	$8,072	$(74)	$3,846	$(658)	$16,158
Elimination of intersegment amount	(3,123)	403	695	3,110	17	(1,168)	66	—
US GAAP adjustments	93	(7)	(14)	20	—	(134)	(57)	(99)

	$(1,076)	$2,431	$1,664	$11,202	$(57)	$2,544	$(649)	16,059

Unallocated corporate amount								(452)

Total segment income before income tax								$15,607

As of and for the three months ended March 31, 2005 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$13,870	$3,251	$3,580	$17,709	$43	$13,240	$482	$52,175
Elimination of intersegment amount	(3,962)	(574)	—	(301)	—	(3,164)	—	(8,001)
US GAAP adjustments	373	7	9	(8)	—	—	(8)	373

Total service revenues from external customers	$10,281	$2,684	$3,589	$17,400	$43	$10,076	$474	$44,547

Operating costs and expenses, excluding depreciation and amortization	$8,163	$1,169	$2,620	$7,866	$41	$6,033	$989	$26,881
Elimination of intersegment amount	(834)	(862)	(866)	(3,063)	(12)	(2,268)	(96)	(8,001)
US GAAP adjustments	355	9	17	50	1	133	40	605

	$7,684	$316	$1,771	$4,853	$30	$3,898	$933	19,485

Unallocated corporate amount								485

Total operating costs and expenses, excluding depreciation and amortization								$19,970

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Depreciation and amortization	$4,834	$186	$151	$1,595	$71	$3,085	$322	$10,244
US GAAP adjustments	(52)	(2)	(3)	(16)	(1)	(26)	—	(100)

	$4,782	$184	$148	$1,579	$70	$3,059	$322	10,144

Unallocated corporate amount								32

Total depreciation and amortization								$10,176

Income from operations	$873	$1,896	$809	$8,248	$(69)	$4,122	$(829)	$15,050
Elimination of intersegment amount	(3,128)	288	866	2,762	12	(896)	96	—
US GAAP adjustments	70	—	(5)	(42)	—	(107)	(48)	(132)

	$(2,185)	$2,184	$1,670	$10,968	$(57)	$3,119	$(781)	14,918

Unallocated corporate amount								(517)

Total income from operations								$14,401

Segment income before income tax	$783	$1,944	$791	$8,416	$(70)	$4,174	$(852)	$15,186
Elimination of intersegment amount	(3,128)	288	866	2,762	12	(896)	96	—
US GAAP adjustments	350	7	8	(3)	1	(3)	(16)	344

	$(1,995)	$2,239	$1,665	$11,175	$(57)	$3,275	$(772)	15,530

Unallocated corporate amount								(367)

Total segment income before income tax								$15,163

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended March 31
	2004	2005
	NT$	NT$
	(Unaudited)	(Unaudited)
Taiwan, ROC	$44,238	$43,595
Overseas	1,390	952

	$45,628	$44,547

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.02 million and NT$0.01 million (unaudited) at December 31, 2004 and March 31, 2005, respectively, are located in Taiwan, ROC.